

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE



The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

SUPPL

Brussels, December 23, 2005

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27


SOLVAY

PRESS RELEASE

82 2691

Embargo: December 15, 2005 at 8.30 AM (Brussels Time).

SOLVAY SIGNS AGREEMENT TO ACQUIRE INNOVATIVE SPECIALTY POLYMERS BUSINESS FROM GHARDA (INDIA)

New R&D, manufacturing unit in India for global development and production of innovative materials

Solvay announces today that it has signed a binding Sale & Purchase agreement for the acquisition of the Polymers Division of Gharda Chemicals in India. The operation will provide Solvay with a new global platform for the development, manufacturing, and marketing of a new range of specialty grades of ultra-high performance polymers such as polyether ketones (PEEK), high performance sulfones, and related monomers. The transaction is subject to certain conditions including approval from the relevant authorities. Solvay and Gharda are aiming to complete the transaction as soon as practical thereafter.

The Polymers Division of Gharda Chemicals operates a state-of-the-art R&D center and production plant in Panoli, Gujarat State, with about 180 employees including a large number of highly educated specialists (chemists, engineers, polymer engineers and PhDs) with revenues slightly over USD 10 million. The acquisition will provide the Solvay Specialty Polymers Strategic Business Unit with its first industrial base in India. Solvay plans to combine the acquisition into its Solvay Advanced Polymers, L.L.C. operating unit headquartered in Alpharetta, Georgia and intends to invest in this strategic location to develop it into a global center for the development and production of specialty polymers and other innovative materials. As a first step in this direction, Solvay will make investments to expand PEEK production at the Panoli site as part of a broader plan to establish a strong market position for Solvay in this ultra-high performance polymer.

"This acquisition fits very well the strategy of Solvay to reinforce its presence in high added-value specialties and also to expand its activities in Asia. The combined knowledge and technical capabilities of the two companies, supported by Solvay's extensive commercial network, fortifies the Group's position as a global leader in specialty polymers. We believe Solvay will greatly benefit from the expertise, creativity and entrepreneurship of the new Indian team," commented Vincenzo Morici, General Manager, Strategic Business Unit Specialty Polymers, Solvay. "This move is also part of our renewed interest in the Indian market for the entire range of our Specialty Polymers, including barrier polymers and fluoropolymers, where we see strong local growth," Morici added.

Ultra-High Performance Polymers such as PEEK, Polyamideimide (Torlon®) and high performance sulfones (Supradel®) are used in a broad range of industries such as semiconductors, electronics, aircraft, medical and automotive whenever the requirements of the application exceeds the performance of other technical polymers, metal, and other traditional materials

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including the recently acquired company Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

GHARDA CHEMICALS, established in 1967, is a research-based company with three manufacturing units. The company has won several national awards in India for technical innovation in the chemical industry and has many firsts in the field of dyestuffs, pesticides, veterinary drugs and polymers.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

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Notes to the Editors:

The term **polymer** covers a large, diverse group of molecules, including substances ranging from proteins to high-performance materials. The polymers manufactured by the Solvay Group include plastics, elastomers and fluids. A polymer is a long chain of atoms, formed through the repetition an identical molecule - called monomer. This repetition occurs during polymerization, in which many monomer molecules link to each other.

Ultra-high performance polymers are polymers having an extremely high performance profile in terms of thermal, mechanical, and chemical resistance. Such products are typically priced in excess of 50 Euros per kilogram and having annual demand generally in the order of hundreds to thousands of tons.

PEEK is a generic acronym for polyetherether ketone, a class of semi-crystalline ultra-high performance thermoplastics.

Sulfones is a generic term for a family of amorphous high performance polymers based on dichlorodiphenyl sulfone monomer.


SOLVAY

PRESS RELEASE

82 26 91

Embargo : December 15, 2005 at 8 AM (Brussels time)

SOLVAY GROUP - INTERIM DIVIDEND

Solvay S.A's. Board of Directors decided at their meeting on December 14, 2005 to distribute on January 12, 2006 a net interim dividend of EUR 0.70 per share for the 2005 financial year, i.e. unchanged compared to the interim dividend for the 2004 financial year.

This interim dividend will be paid on account of the total dividend for 2005 that will be announced by the Board of Directors on February 16, 2005.

***

Key financial communication dates :

- February 16, 2006. : publication of 2005 consolidated results and announcement of the dividend
- May 9, 2006 :
  - Solvay Shareholders Meetings
  - Publication of three months 2005 results

***

Ce communiqué de presse est également disponible en français

Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82 26 9

Embargo: December 8, 2005, 03 p.m. (GMT + 1)

SOLVAY CREATES INCUBATOR FOR INNOVATIVE START-UPS IN ITS RESEARCH AND TECHNOLOGY CENTRE IN BRUSSELS

Start-up company Artelis first to benefit from high tech environment

The Solvay Group today welcomes Artelis, a budding biotech company, to its Research & Technology Centre at Neder-over-Heembeek (Brussels). This is a first step in the implementation of the Solvay-project towards cooperation with start-up companies. This project was set up to promote the development of ambitious and innovative junior companies in the areas of chemicals, plastics and pharmaceutical products. The start-ups are offered hightech research space as well as access to the scientific and technological expertise they need for their development. This way, Solvay Research & Technology operates as an incubator for start-ups, allowing the latter to remain independent and to keep full intellectual property rights.

Mr. Luigi Belli, Director General of Research and Technology, commented: « Solvay believes this attitude of openness to be of prime importance. It is inherent to the development of industrial research in general, as well as to the Group's innovation strategy » and he continued : « As a result of the acceleration of technological developments and the increase of research costs, companies start looking for external resources, complementary to their own expertise. Furthermore, our corporate innovation strategy stipulates that for 2006, half of our projects should be carried out through partnerships. Today, these start-ups are our scouts and the seeds of the external development we want to encourage" Mr. Belli added.

Mr. José Castillo, Technical Manager and co-founder of Artelis said : « Artelis focuses on innovative developments in the technologies for the biopharmaceutical industry and more particularly in the processes of cell cultures. That Solvay allows us to continue our work in its major R&D centre, really is an exceptional opportunity. It allows us to benefit on one single site from an industrial environment and top quality scientific and technical know-how. »

Solvay Research & Technology is the main R&D centre within the Solvay Group. Situated in the north-eastern outskirts of Brussels, on a site of 22 hectares (54.3 acres) it employs close to one thousand researchers and highly-trained technicians from the Solvay Group and its partners, on a surface totalling 120 ,000 square metres of laboratories, office space and workshops.

For additional information on the innovation strategy of the Solvay Group, please surf to: http://www.solvay.com/strategy/innovation/0,,10461-2-0,00.htm or send an e-mail to : innovation.world@solvay.com

Artelis is a new, Brussels-based PME, created on August 3, 2005. Artelis' research efforts may bring about groundbreaking change to the biopharmaceutical industry. The company has developed the missing link towards the creation of a « plastic factory » : the single use bioreactor.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For additional information, please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Tel. : 32/2/509.72.30
Fax: 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

Solvay Research & Technology
Carine Demeyer
Communication Manager
Tel. 32 /2/ 264.24 89
E-mail:carine.demeyer@solvay.com

Artelis
Hugues Bultot et José Castillo
Tel. 32 2 264 23 01
E-mail: h.bultot@artelis.be
E-mail: j.castillo@artelis.be
Internet : www.artelis.be

Ce communiqué de presse est aussi disponible en français. This press release is also available in English



PRESS RELEASE

82 26 S1

Embargo 2 December 2005 at 8h30 (Brussels time)

ERNEST SOLVAY MEETS ALBERT EINSTEIN: AN INDUSTRIALIST DEDICATED TO INNOVATION

An exhibition in Brussels celebrates the life of a genius

Solvay is one of the privileged partners of the "Einstein: Another View" exhibition which will be held in Brussels from the 15 December 2005 to the 1 May 2006, and which is part of the centenary celebration of the publication of Albert Einstein's most pivotal works. This is a support which forms part of the policy of promoting the sciences embraced by the group's founder, Ernest Solvay, as well of the innovation strategy which Solvay upholds to this day in order to contribute to lasting and viable growth.

The ties between Ernest Solvay and Albert Einstein originated in 1911 when the industrialist invited the young scientist to participate in the first Solvay Physics Council in Brussels, attended by the greatest physicists of the time. Ernest Solvay had established a new mould in scientific meetings, where everyone could express themselves in accordance with their knowledge of a chosen topic – in this case, the quantum and radiation theories. Amongst the 21 participants, 11 would later see their works rewarded with a Nobel prize.

"To nearly be a scientist, to become somewhat of a scientist oneself (...) such was the golden dream throughout my life." one day declared Ernest Solvay. This self-taught man was able to stimulate debates within the scientific community and to encourage the spirit of competition amongst the greatest of them. The celebrated Dutch physicist Henrik Antoon Lorentz one day pointed out that in his proposition to attribute mass to energy, Ernest Solvay had an intuition which in a certain manner foreshadowed the works of Albert Einstein.

The meetings initiated by Ernest Solvay continue to this day under the leadership of the Faculty of Science of the Université Libre de Bruxelles. The XXIII Solvay Physics Council took place in Brussels from the 1 to the 3 December 2005, and notable participants were David Gross (Noble Prize in Physics 2004) and Gerard 't Hooft (Noble Prize in Physics 1999).

"Ernest Solvay's conviction that science must contribute to social progress is still to this day reflected in the passion for progress which drives the Solvay Group, which is amongst the most innovative companies in the world" stresses Aloïs Michielsen, President of the Solvay Group Executive Committee. Today's innovation will generate tomorrow's growth and jobs. It is for this reason that we are supporting an educational, entertaining and interactive event which, we hope, will awaken vocations of inventors amongst young visitors", continues Aloïs Michielsen.

For more information on the "Einstein: Another View" exhibition, visit www.alberteinstein.be.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:
Jacques de Gerlache
Téléphone: 32/2/509.64.54
Fax: 32/2/509.72.40 – Mobile : 0475/98.42.30
E-mail: jacques.degerlache@solvay.com
Internet: www.solvaypress.com

Dit persbericht is ook in het Nederlands beschikbaar – Ce communiqué de presse est également disponible en français



PRESS RELEASE

82 26 91

Embargo : November 29, 2005 at 8:00 AM (Brussels time)

CILANSETRON; SOLVAY PHARMACEUTICALS SUSPENDS REGISTRATION ACTIVITES IN THE U.S., WHILE DISCUSSIONS IN EUROPE CONTINUE

Solvay Pharmaceuticals announced today it has suspended regulatory activities for cilansetron with the United States regulatory agency, the Food and Drug Administration. Given the amount of clinical work requested and in the framework of the estimated potential market there, Solvay prefers to give priority to the development of other compounds in its research and development pipeline.

However, in the United Kingdom, the reference member state for Europe-wide registration, discussions on cilansetron with the Medicines and Healthcare products Regulatory Agency continue. Solvay expects to announce its decision for Europe during 2006.

Cilansetron, is a novel 5-HT3 receptor antagonist which decreases gastrointestinal motility, secretion, and sensation. Efficacy and safety studies have included more than 4,000 patients worldwide, both men and women, with diarrhea predominance (D-IBS). Both men and women recorded symptom improvements and improved quality of life.

D-IBS

On average, IBS affects more than 11% of the EU population, with total annual direct costs estimates of some £45 million in the UK alone. The common symptoms of D-IBS are diarrhea, abdominal pain/discomfort, and fecal urgency. IBS has a significant, negative impact on the quality of life for the many men and women who suffer from this condition, causing lost days of work and interfering as well with home-based, social and leisure activities.

SOLVAY PHARMACEUTICALS is a research driven group of pharmaceutical companies in Solvay that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, pancreatic enzymes, gastroenterology and men's and women's health. Solvay Pharmaceuticals employs about 13,000 people worldwide after the acquisition of Fournier Pharma in July 2005.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact;

SOLVAY S.A. Headquarters
Michel Defourny
Head of Corporate Communications
Telephone : 32/2/509.60.16
Fax : 32/2/509.72.40
E-mail : michel.defourny@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Puck Bossert
Director Pharmaceutical Communications
Telephone : +31 (0) 294 477 469
E-mail : puck.bossert@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

PRESS RELEASE

82 26 91

Embargo : November 29th, 2005 at 8 am (Brussels time)

BIFEPRUNOX: UPDATE ON REGISTRATION SUBMISSION PLAN FOLLOWING CLINICAL PHASE III RESULTS

EU submission plan for bifeprunox now 2008

Solvay Pharmaceuticals announces today that Solvay and its European partner H Lundbeck A/S will initiate additional phase III comparative clinical work in order to satisfy European Union requirements. The European registration dossier will be submitted during 2008.

Currently available clinical results in patients with schizophrenia show that bifeprunox has significant antipsychotic activity and was generally well-tolerated . Solvay and Lundbeck have established an effective and rewarding co-operation on this project, and have mutually agreed the way forward and the new European registration plan.

As previously announced, Solvay and US partner Wyeth Pharmaceuticals are continuing to assess and analyze the clinical study data with respect to a U.S. filing in 2006.

BIFEPRUNOX is a novel compound (a D2 and 5-HT1A partial agonist), for the treatment of psychosis and mood disorders, such as schizophrenia and bipolar disorder.

SCHIZOPHRENIA is a severely debilitating chronic mental disorder characterised by profound disturbances in thinking and perception. It affects around 1% of any population, and the onset of the disease typically occurs in late adolescence or early adulthood. Most patients will experience persistent symptoms including psychotic (positive) symptoms and negative symptoms like blunted affect and social withdrawal. Many patients will in addition experience episodic exacerbations with hallucinations and delusions.

SOLVAY PHARMACEUTICALS is a research driven group of pharmaceutical companies in Solvay that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, pancreatic enzymes, gastroenterology and men's and women's health. Solvay Pharmaceuticals employs about 13,000 people worldwide after the acquisition of Fournier Pharma in July 2005

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Michel Defourny
Head of Corporate Communications
Tel. : 32/2/509.60.16
Fax: 32/2/509.72.40
E-mail : michel.defourny@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122

E-mail:roger.bickerstaffe@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82 26 91

Embargo : November 28, 2005 at 8.30 am (Brussels time)

SOLVAY PHARMACEUTICALS COMPLETES MARKET AUTHORIZATION IN 28 EUROPEAN COUNTRIES FOR DUODOPA® - ITS TREATMENT FOR ADVANCED PARKINSON'S DISEASE.

Solvay Pharmaceuticals has obtained market authorization for DUODOPA®, the product for treating advanced Parkinson's disease in 28 European countries. DUODOPA® now has a registration in Sweden, Austria, Germany, Denmark, Spain, Finland, France, The Netherlands, Norway, Portugal, Belgium, Greece, Ireland, Italy, United Kingdom, Cyprus, Czech Republic, Estonia, Hungary, Iceland, Liechtenstein, Lithuania, Luxembourg, Latvia, Malta, Poland, Slovenia, and Slovakia; The product was already on the market in 15 countries, but has now gained access to 13 other European countries via a Mutual Recognition Procedure. This means that Solvay Pharmaceuticals can now market the product throughout Europe.

This procedure went faster than usually as both EMEA (the European Agency for the Evaluation of Medicinal Products) and the European Committee have supported the regulatory authorities in the various countries in view of DUODOPA's orphan drug status. This orphan drug status means that the product is used for a severe condition for a group of patients for which there is no alternative treatment.

Werner Cautreels, Chief Executive Officer of Solvay Pharmaceuticals, says: "For Solvay this means a European acknowledgement of the significant added therapeutic value of DUODOPA® for those patients that suffer from advanced Parkinson's disease and that do not have other treatments available".

Ongoing consultations with FDA is expected to allow the start of clinical work in 2006 to support the submission of a US-NDA, aimed for 2007.

DUODOPA® is a new and unique treatment based on continuous dopaminergic stimulation by means of a formulation of the well-known substances, levodopa and carbidopa, dispersed as a viscous gel. Using a patient-operated portable pump, the drug is continuously delivered via a tube directly into the upper small intestine, where it is rapidly absorbed. This delivery system ensures a more even supply and uptake compared with the conventional combination of tablet treatment.

The use of DUODOPA® results in improved mobility for patients with advanced Parkinson's disease, which in turn leads to a more normal life with better opportunities for social interaction and increased quality of life. DUODOPA® is indicated for the treatment of severe Parkinson's symptoms and can be used as a monotherapy offering the patient a documented more effective and predictive treatment.

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity of Solvay. It is a research driven pharmaceutical company that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, pancreatic enzymes, gastroenterology and men's and women's health. Solvay Pharmaceuticals employs about 13,000 people worldwide after the acquisition of Fournier Pharma in July 2005.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
SOLVAY S.A. Headquarters
Michel Defourny
Head of Corporate Communications
Tel. : 32/2/509.60.16
Fax: 32/2/509.72.40
E-mail : michel.defourny@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122

E-mail:roger.bickerstaffe@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82 26 91

Embargo: November 18, 2005 at 8:30 AM (Brussels Time)

SOLVAY AND CHEMICAL PRODUCTS CORPORATION LAUNCH GLOBAL BARIUM STRONTIUM JOINT VENTURE

Creation of SOLVAY & CPC Barium Strontium GmbH & Co. KG enhances competitiveness

Solvay announces today that the new joint company Solvay & CPC Barium Strontium GmbH & Co. KG was created after the finalization of a definitive agreement for its launch. The new company, a joint venture between member companies of the Solvay Group and Chemical Products Corporation (CPC), will provide worldwide management of the partners' barium carbonate and strontium carbonate technical grades, sodium sulfide, sodium hydrosulfide and strontium nitrate businesses.

"The barium and strontium business is facing the challenge of a rapidly changing technological and geographical end-use market place," said Ray Johnson, President and Chief Executive Officer of the joint venture. "We are fortunate to have these two leading companies join forces to face this challenge, thereby enhancing our future competitiveness throughout the world."

The new company, which is headquartered in Hanover, Germany, is held 75% by Solvay and 25% by CPC. The main production sites for the joint venture are in Germany (Bad Hoenningen), Mexico (Monterrey & Reynosa), India (Sri Kalahasti) and Korea (Onsan).

Separate from the joint venture, CPC will continue to produce barium carbonate in the USA.

CHEMICAL PRODUCTS CORPORATION (CPC) is a privately held company founded in 1933 and is headquartered in Cartersville, GA. The company produces barium and strontium salts and sulfur products from its basic position on raw material barite and celestite. In addition to the barium and strontium business, CPC produces and markets colloidal silicas under Precision Colloids LLC, specialty pulp and paper chemicals, and agricultural herbicides under the subsidiary Chemical Products Technologies (CPT). Details are available at www.chemicalproductscorp.com.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

.../...

Notes to the editor :

- Barium and strontium products are used to manufacture components telecommunication equipment including TV and computer screens and multilayer ceramic capacitators. They are also used for the production of luminous signs and objects and to improve the surface properties of enamels and ceramics.
- Activities to be included in the contemplated joint venture: production and sale of strontium carbonate ($SrCO_3$), strontium nitrate ($Sr(NO_3)_2$), barium carbonate ($BaCO_3$) (except High Purity Grades), sodium sulfide (Na_2S), and sodium hydrosulfide ($NaSH$). The contemplated joint venture would include Solvay's $BaCO_3$ and $SrCO_3$ plant in Germany, as well as Solvay's interest in $BaCO_3$ and/or $SrCO_3$ factories in India and Mexico, and CPC's $SrCO_3$ plant in Mexico. $Sr(NO_3)_2$ production in Korea and the United States will be included in the JV.



PRESS RELEASE

82 26 81

November 14, 2005 at 3:00 PM (Brussels time)

SOLVAY WELCOMES OUTCOME OF FENOFIBRATE INTERVENTION AND EVENT LOWERING IN DIABETES (FIELD) STUDY

Important news for Solvay Pharmaceuticals' fenofibrate franchise

The Solvay group welcomes on this World Day of Diabetes the promising results of the Fenofibrate Intervention and Event Lowering in Diabetes (FIELD) study, unveiled today at the annual congress of the American Heart Association in Dallas (United States). The study involved nearly 10,000 patients recruited from 63 sites and studied over an average of five years; it was the largest intervention study ever conducted for the prevention of cardiovascular disease in patients with type 2 diabetes.

We are very impressed by the skills and effort put into the study by the large group of independent investigators from Australia, New Zealand and Finland under the leadership of Professor Anthony Keech of the University of Sydney (Australia).

The FIELD study provides important data, as it shows evidence of the potential value of fenofibrate in patients with type 2 diabetes, in particular in patients without previous cardiovascular disease. This is the first time that a lipid lowering agent has been shown to reduce the risk of both macrovascular and microvascular events in a large clinical study in patients with type 2 diabetes. Of special interest are the observations suggesting that fenofibrate reduces diabetes-related kidney and eye disease. The product was well tolerated in this large clinical study. The wealth of data generated from the study will provide further guidance in the development of the fenofibrate franchise.

Fenofibrate joined Solvay Pharmaceuticals' portfolio of products when the Group acquired Fournier Pharma in July 2005. The product, sold under the trademarks Tricor® (by Abbott in the United States) and Lipanthyl® (in the rest of the world), is today Solvay Pharmaceuticals' largest franchise.

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity of Solvay. It is a research driven pharmaceutical company that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of cardio-metabolic, neuroscience, influenza vaccines, pancreatic enzymes, gastroenterology and men's and women's health. Solvay Pharmaceuticals employs about 13,000 people worldwide after the acquisition of Fournier Pharma in July 2005.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 33,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2004 sales amounted to EUR 8.5 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Tel. : 32/2/509.72.30
Fax: 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 6 53 38 0122
E-mail:roger.bickerstaffe@solvay.com

SOLVAY PHARMACEUTICALS
Dr Puck Bossert
Pharmaceuticals Communications
Tel: +31 (0) 6 53 16 59 42
E-mail: puck.bossert@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar